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                    STATE STREET RESEARCH INSTITUTIONAL FUNDS
                             One Financial Center
                       Boston, Massachusetts 02111-2690






                                                 December 14, 2001


State Street Bank and
  Trust Company
225 Franklin Street
Boston, Massachusetts  02110

Ladies and Gentlemen:

       This letter is to confirm to you that State Street Research Institutional Funds (the "Trust") has created two new series of shares to be known as State Street Research Institutional Concentrated International Equity Fund and State Street Research Institutional Large Cap Analyst Fund (the "Funds"), and that pursuant to paragraph 18 of the Custodian Contract dated July 1, 1999, as amended, between the Trust and you (the "Agreement"), the Trust desires to retain you to act as Custodian of the assets of the Funds as set forth in the Agreement and as Foreign Custody Manager under an amendment to the Agreement Services and fee charges. Services and fee charges under the Custodian Contract for each new series should only commence upon the deposit of initial assets into the custodian account of the series. This letter confirms that the State Street Research Core Large Cap Growth Fund will cease operations as of December 14, 2001. Also, the names of the three existing funds have changed as follows;

    1. State Street Research Large Cap Growth Fund is now State Street Research Institutional Large Cap Growth Fund;

    2. State Street Research Core Fixed Income Fund is now State Street Research Institutional Core Fixed Income Fund; and

    3. State Street Research Core Plus Fixed Income Fund is now State Street Research Institutional Core Plus Fixed Income Fund.

       Please indicate your acceptance of this responsibility in accordance with the terms of the Agreement by signing this letter as indicated below.

       The term "State Street Research Institutional Funds" means and refers to the Trustees from time to time serving under the Agreement and Declaration of Trust dated March 3, 1999 (the "Declaration of Trust"), as the same subsequently thereto has been, or subsequently hereto may be, amended. It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, assistant officers, agents or employees of the Trust as individuals or personally, but shall bind only the trust property of the Trust, as provided in the Declaration of Trust. The execution and delivery of this Agreement have been authorized by the Trustees of the Trust and signed by a duly authorized officer or assistant officer of the Trust, acting as such, and neither such authorization nor such execution and delivery shall be deemed to have been made individually or to impose any personal liability, but shall bind only the trust property of the Trust as provided in its Declaration of Trust. The Declaration of Trust provides, and it is expressly agreed, that each Fund of the Trust the shall be solely


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and exclusively responsible for the payment of its debts, liabilities and obligations, and that no other fund shall be responsible for the same.

                                                  STATE STREET RESEARCH
                                                  INSTITUTIONAL FUNDS



                                                   By: /s/ Douglas A. Romich
                                                      ----------------------
                                                   Douglas A. Romich
                                                   Treasurer


Accepted and Agreed To:

STATE STREET BANK AND
TRUST COMPANY


By:
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